EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Thousands of dollars)

	Six Months Ended June 30,
	2002	2001
	As restated, See Note 2	As restated, See Note 2
Earnings:
Income from continuing operations	$26,570	$43,623
Add:
Income taxes	10,350	22,060
Amortization of capitalized interest	1,313	1,289

	38,233	66,972

Adjustments to earnings for fixed charges:
Interest and other financial charges	30,817	37,067
Interest attributable to rentals	817	863

	31,634	37,930

Earnings as Adjusted	$69,867	$104,902

Total Fixed Charges Above	$31,634	$37,930

Ratio of Earnings as Adjusted to Total Fixed Charges	2.21	2.77